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Miranda Announces That IAMGOLD Corporation Signs Option Agreement to Earn an Interest in Miranda’s Antares Project in Colombia

Vancouver, BC, Canada – March 15, 2017 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce it has signed an option agreement (the “Agreement”) that allows IAMGOLD Corporation (“IAMGOLD”) (TSX: IMG, NYSE: IAG) to earn an interest in Miranda’s Antares Project in Colombia by conducting exploration on a scheduled earn-in basis. IAMGOLD will operate the project with input from Miranda.

IAMGOLD is required to incur US$100,000 in expenditures during 2017 to maintain the right to enter into the option which begins on the later of January 1, 2018 or the date on which mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGOLD elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

The Antares Project consists of ten primarily contiguous exploration applications. The project covers 10,500 hectares, and is located 20 kilometers east-northeast of Medellin and 45 kilometers west-southwest of the Gramalote deposit within the Antioquia Department. There are two operating mines within 40 kilometers of Antares - Red Eagle Mining Corporation’s San Ramon Mine and Antioquia Gold Inc.’s Cisneros project - indicating it is possible to rapidly permit mines in this part of Antioquia in less than two years.

The Antares Project was generated using Gramalote as a deposit analog model. Antares is a granite-hosted sheeted vein and fracture and stockwork-hosted gold system within northeast shear zones hosted within the Antioquia Batholith, characteristics similar to Gramalote. Antares is notable for its numerous large hydraulically mined excavations of in situ, bulk-mineralized granite that occur on a northeast trend through the project. Gramalote is also characterized by areas of hydraulic mining, including zones which lie within its resource and designed pit area.

Antares mineralization occurs within the geochemical footprint of an impressive stream sediment anomaly extending for at least 14-square kilometers at a reconnaissance survey density of 2 to 3 samples per square kilometer, with nearly all values greater than 300 ppb Au in conventional stream sediment samples. The Santa Rita and Guaricu pits (hydraulic excavations) show consistent mineralization in systematic channel samples, with anomalies in the Santa Rita pit extending for 300 meters by 150 meters - with gold values from below detection up to 9.0 g Au/t in two-meter samples - but with channel sample intervals as high as 32 meters of 1.2 g Au/t. There are likely two main parallel shears within the Santa Rita pit - similar to Gramalote - where several parallel shears in that deposit will be mined within the same designed pit.

Miranda’s sampling was difficult - and only sporadically representative - in the Guaricu pit because of extensive wall failure. However, a soil grid in an area of small workings adjacent to Guaricu shows an open soil anomaly of 600 meters by 100 to 150 meters with values in a range of 100 to 538 ppb Au. Importantly, this grid shows both that soil sampling will be effective to explore the property and that significant anomalies adjoin or extend from the large hydraulically mined excavations. The excavations, surrounding areas, and the associated soils anomalies will provide immediate drill targets - after application to title conversion and permitting. There are no environmentally sensitive areas or indigenous lands within the applications.

Joseph Hebert, Miranda’s Chief Executive Officer, commented that, “Miranda is extremely pleased to partner with IAMGOLD on the Antares Project. IAMGOLD is a well-funded company with a highly competent and well-established exploration team in Colombia. Miranda intends to maintain the momentum of acquiring and joint venturing additional quality projects in Colombia.”

Agreement Details

The Agreement grants IAMGOLD an option to acquire an initial undivided 51% interest in the mineral rights of Antares by funding a total of US$5,000,000 in expenditures, including a commitment to drill at least 3,000 meters over four years. IAMGOLD also has a second option to acquire a further undivided 14% interest in the mineral rights, for an aggregate 65% interest by making additional exploration expenditures of US$7,000,000, including a commitment to drill at least 12,000 meters within a subsequent term of four years from the exercise of the first option. IAMGOLD can attain a further 10% interest, for an aggregate 75% in the mineral rights of Antares, by providing Miranda, at its election, financing for mine construction.

About Miranda

Miranda is a gold Prospect Generator active in Colombia with a production joint venture in Alaska. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with Gold Torrent, Inc., Montezuma Mines Inc., and now IAMGOLD Corporation.

Qualified Person

Data disclosed in this press release have been reviewed and verified by Miranda’s Chief Executive Officer, Mr. Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

For more information related to Miranda contact:

Joseph Hebert, Chief Executive Officer

Mobile: 1-775-340-0450

E-Mail: joseph.hebert75@gmail.com.

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.